UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. )*

Entrada Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

29384C108

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

December 14, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

(Continued on the following pages)

(Page 1 of 13 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 29384C108	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,704,419
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,704,419
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,704,419
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1% (1)
14.	TYPE OF REPORTING PERSON* IA, PN

(1)	Based on 31,212,856 shares of common stock (“Common Stock”) of Entrada Therapeutics, Inc. (the “Issuer”) outstanding as of November 30, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on December 9, 2021.

CUSIP No. 29384C108	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,704,419
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,704,419
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,704,419
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1% (1)
14.	TYPE OF REPORTING PERSON* HC, OO

(1)	Based on 31,212,856 shares of Common Stock of the Issuer outstanding as of November 30, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on December 9, 2021.

CUSIP No 29384C108	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,704,419
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,704,419
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,704,419
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1% (1)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Based on 31,212,856 shares of Common Stock of the Issuer outstanding as of November 30, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on December 9, 2021.

CUSIP No. 29384C108	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,704,419
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,704,419
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,704,419
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1% (1)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Based on 31,212,856 shares of Common Stock of the Issuer outstanding as of November 30, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on December 9, 2021.

Schedule 13D

ITEM 1.	Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”) of Entrada Therapeutics, Inc. (the “Issuer”), a corporation organized under the laws of the State of Delaware. The address of the principal executive offices of the Issuer is 6 Tide Street, Boston, Massachusetts 02210. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

(a) The Reporting Persons are:

1.	Baker Bros. Advisors LP (the “Adviser”)
2.	Baker Bros. Advisors (GP) LLC (the “Adviser GP”)
3.	Felix J. Baker
4.	Julian C. Baker

(b) The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(c) The Adviser is an entity engaged in investment activities, and the Adviser GP is in the business of acting as its general partner and, through the Adviser, investment activities. The principal business of each of Julian C. Baker and Felix J. Baker is to serve as a managing member of the Adviser GP.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the Funds (as defined below) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The disclosure in Item 4 below is incorporated herein by reference.

The securities of the Issuer reported herein that were purchased by 667, L.P. (“667”) and Baker Brothers Life Sciences, L.P. (“Life Sciences,” and together with 667, the “Funds”), with the working capital of the Funds both in transactions with the underwriters (as described below) and as a result of conversions of securities formerly acquired in private transactions directly with the Issuer. The aggregate purchase price of the securities of the Issuer directly held by the Funds was approximately $90,044,999.

Item 4.	Purpose of the Transaction.

Pursuant to the initial public offering (the “IPO”) of the Issuer which closed on November 2, 2021, 667 and Life Sciences purchased 276,951 and 3,473,049 shares of Common Stock, respectively, at the offering price of $20.00 per share, totaling 3,750,000 shares of Common Stock in the aggregate. Each of 667 and Life Sciences purchased the shares of Common Stock with their working capital.

On November 2, 2021, 667 and Life Sciences acquired 69,912 and 884,507 shares of Common Stock, resulting from the automatic conversion at the close of the IPO of shares of Series B Redeemable Convertible Preferred Stock of the Issuer (“Series B Preferred”) on a 1-for-1 basis without additional consideration, which were held prior to the IPO. The shares of Series B Preferred were convertible at any time into Common Stock at the election of the holder at its sole discretion, and automatically converted on a 1-for-1 basis into Common Stock upon the close of the IPO.

On December 14, 2021, the Adviser designated Felix J. Baker to serve as a nonvoting observer of the meetings of the Issuer’s Board of Directors and to receive all copies of all notices, minutes, consents, and other materials that the Issuer provides to its directors at the same time and in the same manner as provided to such directors. The Adviser’s designation was made pursuant to a letter agreement between the Adviser and the Issuer dated as of November 3, 2021 (the “Letter Agreement”), pursuant to which the Issuer agreed to invite a single representative of the Adviser, designated by the Adviser by written notice to the Issuer, to attend all meetings of the Issuer’s Board of Directors in a nonvoting observer capacity and to give such observer copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors. Felix J. Baker is a managing member of the Adviser.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities.  The Reporting Persons may discuss items of mutual interest with the Issuer’s management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

The information set forth in Item 4 is hereby incorporated by reference into this Item 5.

Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons.

Holder	Common Stock
667, L.P.	346,863
Baker Brothers Life Sciences, L.P.	4,357,556
Total	4,704,419

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, the Funds, and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

(c) The information set forth in Items 3 and 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

IPO Lock-Up Agreement

Pursuant to lock-up agreements entered into with Goldman Sachs & Co. LLC, Cowen and Company, LLC, and Evercore Group L.L.C. in connection with the IPO and dated September 15, 2021 (the “IPO Lock-Up Agreement”), each of the Funds agreed that, without the prior written consent of these underwriters and subject to various exceptions contained in the IPO Lock-Up Agreement, they will not, from the date of the IPO Lock-Up Agreement until 180 days after the date of the final prospectus relating to the IPO, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock (such options, warrants or other securities, collectively, “Derivative Instruments”), (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any shares of Common Stock or Derivative Instruments, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Common Stock or other securities, in cash or otherwise (any such sale, loan, pledge or other disposition, or transfer of economic consequences, a “Transfer”) or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) above or transaction or arrangement described in clause (ii) above.

The foregoing description of the IPO Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the IPO Lock-Up Agreement, which is incorporated by reference as Exhibit 99.2 hereto and is incorporated herein by reference.

Investors’ Rights Agreement

The Funds and certain other stockholders of the Issuer entered into an Amended and Restated Investors’ Rights Agreement with the Issuer (the “Investors’ Rights Agreement”), dated as of March 29, 2021. Subject to the terms of the Investors’ Rights Agreement, holders of shares in the Issuer having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing, as detailed below.

Demand Registration Rights

If, beginning 180 days after the effective date of the registration for the IPO, the Issuer receives written request from the Holders (as defined in the Investors’ Rights Agreement) of a majority of the shares of the Registrable Securities (as defined in the Investors’ Rights Agreement) then outstanding (the “Initiating Holders”) that the Issuer file a Form S-1 registration statement under the Securities Act of 1933 (the “Securities Act”) with respect to Registrable Securities owned by such Holder or Holders having an anticipated aggregate offering price, net of Selling Expenses (as defined in the Investors’ Rights Agreement), exceeding $15 million, then the Issuer shall (i) within ten (10)  days after the date such request is given, give notice thereof (the “Demand Notice”) to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders.

The Issuer shall not be obligated to effect, or to take any action to effect, any demand registration in certain instances specified in the Investors’ Rights Agreement, including after the Issuer has effected two Form S-1 demand registrations.

Form S-3 Demand Registration Rights

If at any time when it is eligible to use a Form S-3 registration statement, the Issuer receives a request from Holders of at least fifteen percent (15%) of the Registrable Securities then outstanding that the Issuer file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price of at least $5 million, net of Selling Expenses, then the Issuer shall (i) within ten (10)  days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders.

The Issuer shall not be obligated to effect, or to take any action to effect, any Form S-3 demand registration in certain instances specified in the Investors’ Rights Agreement, including if the Issuer has effected two Form S-3 demand registrations within the twelve month period immediately preceding the date of such request.

Piggyback Registration Rights

If the Issuer proposes to register any of its Common Stock in connection with the public offering of such securities by the Issuer solely for cash, the Issuer shall, at such time, promptly give each Holder written notice of such registration. Upon the written request of each Holder given within twenty (20) days after such notice is given by the Issuer, the Issuer shall, subject to certain limitations, cause to be registered all of the Registrable Securities that each such Holder has requested to be registered in such registration.

Termination

No Holder shall be entitled to exercise any registration rights on the date which is the earlier of: (i) the closing of a Deemed Liquidation Event, as such term is defined in the Issuer’s Certificate of Incorporation; (ii) such time after the consummation of the IPO as Rule 144 or another similar exemption under the Securities Act is available for the sale of all such Holder’s shares without limitation during a three-month period without registration; or (iii) the fifth anniversary of the IPO.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investors’ Rights Agreement, which is incorporated by reference as Exhibit 99.3 hereto and is incorporated herein by reference.

Letter Agreement Dated November 3, 2021

Pursuant to the Advisor’s Letter Agreement with the Issuer, as described in Item 4 above, the Adviser and the Issuer agreed that the Issuer would invite one individual, designated in writing by the Adviser by written notice to the Issuer, to attend all meetings of the Issuer’s Board of Directors in a nonvoting observer capacity and to give such observer copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors. The Issuer’s obligations pursuant to the Letter Agreement are contingent upon such observer (i) entering into a confidentiality agreement with the Issuer and the observer and (ii) agreeing, solely in such individual’s capacity as an observer, to be bound by the Issuer’s insider trading policies and procedures then in effect. Additionally, the Issuer may (subject to providing notice to the Adviser of the exercise of such right) withhold any information and exclude such observer from any meeting or portion thereof if access to such information or attendance at such meeting (i) could adversely affect the attorney-client, work product or similar privilege between the Issuer and its counsel, (ii) to comply with the terms and conditions of confidentiality agreements between the Issuer and any third parties, (iii) result in disclosure of trade secrets or a conflict of interest, or (iv) if the Adviser or its representative is a competitor of the Issuer. The Adviser’s rights to designate an observer under the Letter Agreement terminate upon the earlier of (i) such time as the Adviser, including funds it manages, owns less than 50% of its investment in the Issuer in connection with the IPO or (ii) November 9, 2024.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.
99.2	IPO Lock-Up Agreement by and among Goldman Sachs & Co. LLC, Cowen and Company, LLC, Evercore Group L.L.C., 667, L.P., and Baker Brothers Life Sciences, L.P., dated as of September 15, 2021 (incorporated by reference to Annex II to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-260160), filed with the SEC on October 8, 2021)).
99.3	Amended and Restated Investors’ Rights Agreement, by and among the Issuer, 667, L.P., Baker Brothers Life Sciences, L.P., and certain others dated as of March 29, 2021 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-260160), filed with the SEC on October 8, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 16, 2021

`

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker